Eduardo Gallardo
Direct: +1 212.351.3847
Fax: +1 212.351.5245
EGallardo@gibsondunn.com

June 7, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group
DFAN14A filed June 1, 2018

Filed by California Water Service Group
File No. 001-08966

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated June 1, 2018 (the “Comment Letter”), with respect to the above referenced DFAN14A filing. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in California Water’s Definitive Proxy Statement on Schedule 14A (the “Schedule 14A”).

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

1.                                      Your disclosures appear to present your offer as a transaction that is currently being presented to SJW shareholders, rather than merely a proposal. For example, you assert to SJW shareholders that “California Water is offering you significant and immediate value.” However, SJW shareholders are not voting to approve your proposal nor is it certain that an actual transaction for you to acquire SJW will ever be presented to them, either for a vote or as a tender offer. Please refrain from characterizing your proposal as an existing transaction, considering your proposal is non-binding and subject to numerous regulatory approvals. We note that we raised this issue with you previously in prior comments dated May 11, 2018 where we asked that your refrain from implying in future solicitations that your offer is certain, which you acknowledged in a response letter dated May 15, 2018. Therefore, please tell us what steps you will take at this time to correct these statements..

Response:

We advise the Staff that today California Water commenced a tender offer to acquire all outstanding shares of common stock of SJW. The offer is not conditioned on due diligence, financing, or the execution of a definitive merger agreement with SJW. As such, SJW stockholders now have an offer they can consider and directly respond to.

***

June 7, 2018

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:                                James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group